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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    PURSUANT TO RULE 13a-16 or 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2006

                        Commission File Number: 000-16977

                               STOLT-NIELSEN S.A.
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                 (Translation of registrant's name into English)

                            c/o Stolt-Nielsen Limited
                                  Aldwych House
                                  71-91 Aldwych
                                 London WC2B 4HN
                                     ENGLAND
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                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]            Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                  No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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In accordance with General Instruction B, item (iii), attached herewith (i) as
Exhibit 99.1 is a press release, dated May 3, 2006, announcing that Stolt-Nielsen Transportation Group, a 100% owned subsidiary of Stolt-Nielsen S.A. ("SNSA"), purchased 101,450 of SNSA's Common Shares on the Oslo Stock Exchange in accordance with SNSA's share repurchase program, which share repurchase program was announced on August 25, 2005 and authorizes the purchase of up to $200 million worth of SNSA's Common Shares or related American Depositary Shares, and (ii) as Exhibit 99.2 is a press release, dated May 4, 2006, announcing that SNSA's audited 2005 financial statements and Annual General Meeting materials have been filed with the U.S. Securities and Exchange Commission ("SEC"), that its Annual General Meeting of shareholders has been rescheduled to Friday, May 26, 2006 at 2:00 p.m. Luxembourg local time, and that the final 2005 dividend of $1.00 per Common Share (including American Depositary Shares, each of which represents one Common Share) has been changed to be payable on June 16, 2006 to shareholders of record as of June 1, 2006.

The attached press release shall be deemed to be incorporated by reference into the prospectuses forming a part of SNSA's Registration Statements on Form S-8 (No. 33-28473, No. 333-6900, No. 333-11178 and No. 333-121315) and to be a part of such prospectuses from the date of the filing thereof.

The attached press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect SNSA's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in SNSA's public filings and submissions with the SEC, are among those that may cause actual and future results and trends to differ materially from SNSA's forward-looking statements: the general economic conditions and competition in the markets and businesses in which SNSA operates; changes in the supply of and demand for parcel tanker, tank container and terminal capacity in the markets in which SNSA operates; changes in the supply and demand for the products SNSA transport, particularly the bulk liquids, chemicals and other specialty liquids that form the majority of the products that SNSA transports; prevailing market rates for the transportation services that SNSA offers and the fish products that SNSA sells; changes in bunker fuel prices; the cost and feasibility of maintaining and replacing SNSA's older ships and building or purchasing new ships; uncertainties inherent in operating internationally; the outcome of legal proceedings; the outcome of discussions with customers concerning potential antitrust claims; the impact of negative publicity; environmental challenges and natural conditions facing SNSA's aquaculture business; the impact of laws and regulations; uncertainties inherent in operating internationally; SNSA's relationship with significant customers; the conditions and factors that may influence the decision to issue future dividends, the market for long-term debt; and operating hazards, including marine disasters, spills or environmental damage. Many of these factors are beyond SNSA's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements. Should one or more of these risks or uncertainties occur, or should management's assumptions or estimates prove incorrect, actual results and events may vary materially from those discussed in the forward-looking statements.

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    STOLT-NIELSEN S.A.


Date: May 4, 2006                                  By:    /s/ Alan B. Winsor
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                                                   Name:  Alan B. Winsor
                                                   Title: Attorney-in-Fact